SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                             (Amendment No. ___)(1)

                       First Clover Leaf Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  31969M 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Joseph J. Gugger
                              300 St. Louis Street
                          Edwardsville, Illinois 62025
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                August 16, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that ACT but shall be subject to all other provisions of hte Act (however, see the Notes).

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 2 of 12 Pages
-------------------------------                      ---------------------------


================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Joseph J. Gugger
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                     0
    NUMBER OF SHARES     -------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
    OWNED BY                         0
    EACH REPORTING       -------------------------------------------------------
    PERSON WITH           9     SOLE DISPOSITIVE POWER
                                     0
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
================================================================================

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 3 of 12 Pages
-------------------------------                      ---------------------------


================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Joseph J. Gugger Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Illinois
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                     401,398
    NUMBER OF SHARES     -------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
    OWNED BY                         0
    EACH REPORTING       -------------------------------------------------------
    PERSON WITH           9     SOLE DISPOSITIVE POWER
                                     401,398
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  401,398
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.42%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
================================================================================

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 4 of 12 Pages
-------------------------------                      ---------------------------


================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  J & M Limited Partnership
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Illinois
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                     58,400
    NUMBER OF SHARES     -------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
    OWNED BY                         0
    EACH REPORTING       -------------------------------------------------------
    PERSON WITH           9     SOLE DISPOSITIVE POWER
                                     58,400
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  58,400
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
================================================================================

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 5 of 12 Pages
-------------------------------                      ---------------------------


================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Meredith A. Gugger
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                     0
    NUMBER OF SHARES     -------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
    OWNED BY                         8,875
    EACH REPORTING       -------------------------------------------------------
    PERSON WITH           9     SOLE DISPOSITIVE POWER
                                     0
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                     8,875
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,875
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.10%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
================================================================================

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 6 of 12 Pages
-------------------------------                      ---------------------------

Item 1.    Security and Issuer

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

     This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of First Clover Leaf Financial Corp. ("Issuer"). The address of the principal executive office of the Issuer is 300 St. Louis Street, Edwardsville, Illinois 62025.

Item 2.    Identity and Background

     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

     This statement is being filed by Joseph J. Gugger, the Joseph J. Gugger Trust, the J & M Limited Partnership and Meredith A. Gugger. As of the date hereof, the Joseph J. Gugger Trust owns 401,398 shares of the Issuer's common stock. Mr. Gugger is the trustee of the Joseph J. Gugger Trust. As of the date hereof, the J & M Limited Partnership owns 58,400 shares of the Issuer's common stock. Mr. Gugger is the general partner of the J & M Limited Partnership. Meredith A. Gugger owns 8,875 shares of the Issuer's common stock. Mr. Gugger is the father of Ms. Gugger.

     (a)   Name:

           Joseph J. Gugger
           Joseph J. Gugger Trust
           J & M Limited Partnership
           Meredith A. Gugger

     (b)   Residence or Principal Address:

           Joseph J. Gugger
           300 St. Louis Street
           Edwardsville, Illinois 62025

           Joseph J. Gugger Trust
           P. O. Box 514
           Edwardsville, Illinois  62025

           J & M Limited Partnership
           P.O. Box 514
           Edwardsville, Illinois 62025

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 7 of 12 Pages
-------------------------------                      ---------------------------

           Meredith A. Gugger
           300 St. Louis Street
           Edwardsville, Illinois 62025

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

           Director
           First Clover Leaf Financial Corp.
           300 St. Louis Street
           Edwardsville, Illinois 62025

           Owner
           Gugger Group, Inc.
           P. O. Box 514
           Edwardsville, Illinois 62025

           Partner
           J & M Limited Partnership
           P.O. Box 514
           Edwardsville, Illinois 62025

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

           Joseph J. Gugger, The Joseph J. Gugger Trust, the J & M Limited Partnership, and Meredith A. Gugger have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

           Joseph J. Gugger, The Joseph J. Gugger Trust, the J & M Limited Partnership, and Meredith A. Gugger have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 8 of 12 Pages
-------------------------------                      ---------------------------

           of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Citizenship.

           Joseph J. Gugger is a U.S. citizen.
           Meredith A. Gugger is a U.S. citizen

Item 3.    Source and Amount of Funds or Other Consideration

     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

     The majority of the shares were obtained as a result of the mutual-to-stock conversion of the Issuer's predecessor as well as the merger of Clover Leaf Financial Corp. into the Issuer. An additional 50,000 shares were purchased in the Company's recent stock offering, which closed on July 10, 2006. All purchases after this date were in open market transactions.

Item 4.    Purpose of the Transaction

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     The shares of the Issuer's common stock have been purchased for investment purposes only.

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

           The Issuer's common stock was acquired for investment purposes only. The shares may be sold, however, if attractive alternative investment opportunities become available in the future.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

           None.

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 9 of 12 Pages
-------------------------------                      ---------------------------

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

           None.

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           None.

     (e) Any material change in the present capitalization or dividend policy of the issuer;

           None.

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
           Section 13 of the Investment Company Act of 1940;

           None.

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

           None.

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           None.

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

           None.

     (j)   Any action similar to any of those enumerated above.

           None.

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 10 of 12 Pages
-------------------------------                      ---------------------------

Item 5.    Interest in Securities of the Issuer

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above-mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
           Section 13(d)(3) of the Act;

           As of the date hereof, the Joseph J. Gugger Trust owns 401,398 shares of the Issuer's common stock. Mr. Gugger is the trustee of the Joseph
           J. Gugger Trust. As of the date hereof, the J & M Limited Partnership owns 58,400 shares of the Issuer's common stock. Mr. Gugger is the general partner of the J & M Limited Partnership. As of the date hereof, Meredith A. Gugger owns 8,875 shares of the Issuer's common stock. Mr. Gugger is the father of Ms. Gugger.

     (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

           See paragraph (a).

     (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss..13d-191), whichever is less, by the persons named in response to paragraph (a).

           The following transactions were effected by or on behalf of the Joseph J. Gugger Trust, the J & M Limited Partnership and Meredith A. Gugger during the past sixty days:

           Joseph J. Gugger Trust

           Date              Shares           Price
           -------           ------           ------
           7/10/06           30,000           $10.00
           7/11/06           25,000           $10.30
           8/16/06           30,000           $11.25
           8/18/06           10,000           $11.09

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 11 of 12 Pages
-------------------------------                      ---------------------------

            J & M Limited Partnership

            Date             Shares           Price
            ----             ------           -----

            7/10/06          15,000           $10.00

            Meredith A. Gugger

            Date             Shares           Price
            ----             ------           -----

            7/10/06          5,000            $10.00


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

     None.

Item 7.    Material to Be Filed as Exhibits

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) ss.240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

     None.

-------------------------------                      ---------------------------
   CUSIP NO. 31969M 10 5                                 Page 12 of 12 Pages
-------------------------------                      ---------------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 25, 2006



                            /s/ Joseph J. Gugger
                            ----------------------------------------------------
                            Joseph J. Gugger, as an individual, as a trustee
                                  of the Joseph J. Gugger Trust, as the
                                  general partner of the J & M Limited
                                  Partnership, and as custodian of
                                  Meredith A. Gugger custodial account